SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number 33-21842-C

(Check one)

[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K
[ ] Form 20-F                   [X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

                  For period ended     September 30, 1996

      [ ] Transition Report on Form 10-K and Form 10-KSB
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q and Form 10QSB
      [ ] Transition Report on Form N-SAR

               For the transition period ended __________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________.

                                     PART I
                             REGISTRANT INFORMATION

Nortech Forest Technologies, Inc.
7600 West 27th Street, Suite B11
St. Louis Park, Minnesota 55426

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check appropriate box.)

         _X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         _X_ (b) The subject annual report, semi-annual report, transitional report on Forms 10-K, 10-KSB, 20-F, 11K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         ___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         The Registrant has experienced a delay in preparing its financial statements for the quarter ended September 30, 1996. This delay is primarily due to changes in the manner in which the Registrant produces and processes its principal product. Among other things, the Registrant relocated substantially all of its inventory from its warehouse (located at its principal executive office in Minnesota) to the site of its new outside contract formulator in Iowa. As part of this change, the Registrant, shortly before quarter end: (1) transported raw materials inventory and finished goods from its Minnesota warehouse to its contract formulator in Iowa; (2) ordered shipments of raw material inventory from suppliers to its contract formulator in Iowa; and (3) arranged for the production of and shipment of customer orders from its contract formulator in Iowa.

         Because the changes were recent (late September) and the Registrant is taking steps to assure that its ending inventory is accurately accounted for, the Registrant is unable to complete its financial statements until such procedures have been completed.

         The Registrant believes that such procedures will be completed in the next several days and that it will be able to, thereafter, promptly complete and file its Form 10-QSB, including its financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

     Thomas J. de Petra                                  (612) 922-2520

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). __X__ Yes   ____ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?  ____ Yes   __X__ No

         If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Nortech Forest Technologies, Inc.

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 14, 1996           By: ________________________
                                        Thomas J. de Petra